UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Jefferies Credit Partners BDC Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class Securities)

None

(CUSIP Number)

August 6, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. None	Page 2 of 9 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Danske Invest SICAV-SIF
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Grand-Duchy of Luxembourg

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 1,352,807.094
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,352,807.094
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,352,807.094
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.6%(1)
12	Type of Reporting Person (See Instructions) IC

(1) Percentage is based on 17,803,368.597 shares of Common Stock outstanding as of September 30, 2024, based on information provided by the Issuer to the Reporting Person.

CUSIP No. None	Page 3 of 9 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Danske Invest Management A/S
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Denmark

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 1,352,807.09
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,352,807.094
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,352,807.094
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.6%(1)
12	Type of Reporting Person (See Instructions) IA

(1) Percentage is based on 17,803,368.597 shares of Common Stock outstanding as of September 30, 2024, based on information provided by the Issuer to the Reporting Person.

CUSIP No. None	Page 4 of 9 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Danske Bank A/S
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Denmark

number of shares beneficially owned by each reporting person with	5	Sole Voting Power 1,352,807.094
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,352,807.094
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,352,807.094
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.6%(1)
12	Type of Reporting Person (See Instructions) BK, IA

(1) Percentage is based on 17,803,368.597 shares of Common Stock outstanding as of September 30, 2024, based on information provided by the Issuer to the Reporting Person.

CUSIP No. None	Page 5 of 9 Pages

Item 1.

(a)   Name of Issuer

Jefferies Credit Partners BDC Inc.

(b)   Address of Issuer’s Principal Executive Offices

520 Madison Avenue, 12th Floor

New York, NY 10022

Item 2.

(a)   Names of Persons Filing

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) (each a “Reporting Person” and collectively, the “Reporting Persons”):

i.	Danske Invest SICAV-SIF (“Danske SICAV-SIF”);

ii.	Danske Invest Management A/S (“Danske Invest”); and

iii.	Danske Bank A/S (“Danske”).

(b)   Address of Principal Business office or, if None, Residence

The following address is the principal business office or residence of each of the Reporting Persons:

i.	Danske SICAV-SIF: 13, rue Edward Steichen L-2540, Luxembourg, Grand Duchy of Luxembourg.

ii.	Danske Invest and Danske: Bernstorffsgade 40, 1577 Copenhagen V, Denmark.

(c)   Citizenship

i.	Danske SICAV-SIF is an open-ended umbrella investment company established in Luxembourg with a variable capital, Société d'Investissement à Capital Variable organised as a specialised investment fund, Fonds d’Investissement Spécialisé.

ii.	Danske Invest is a Denmark organized alternative investment fund manager (“AIFM”) authorized pursuant to Danish law implementing Directive 2011/61/EU on Alternative Investment Fund Managers.

iii.	Danske is a Denmark chartered bank.

CUSIP No. None	Page 6 of 9 Pages

(d)   Title of Class of Securities

Common Stock

(e)   CUSIP Number

None

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Danske SICAV-SIF is the functional equivalent of, and is subject to a substantially comparable regulatory scheme as, an investment company in accordance with § 240.13d-1(b)(1)(ii)(D).

CUSIP No. None	Page 7 of 9 Pages

Danske Invest and Danske Bank are the functionally equivalent of, and are subject to substantially comparable regulatory schemes as, an investment adviser and bank, respectively, in accordance with § 240.13d-1(b)(1)(ii)(B) and (E), respectively.

Item 4.	Ownership

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

On August 6, 2024, the Reporting Persons acquired beneficial ownership of 1,321,624.620 shares, which represented 8.98% of the 14,718,074.869 shares outstanding on that date. The Reporting Persons subsequently acquired 31,182.474 shares through a dividend reinvestment plan (the “DRIP”). This schedule reflects beneficial ownership of the shares acquired through the DRIP and the 17,803,368.597 shares outstanding as of September 30, 2024.

Danske SICAV-SIF is managed by Danske Invest as which has delegated responsibility to Danske which carries out day-to-day investment management on a discretionary basis (amongst others), subject to the overall control of Danske Invest, the AIFM. Danske Invest, in its capacity as AIFM to Danske SICAV-SIF and Danske, in its capacity as investment manager to Danske SICAV-SIF, may be deemed an indirect beneficial owner of the securities owned by Danske SICAV-SIF for purposes of Rules 13d-1(a) and (b) under the Act. Pursuant to Rule 13d-4 under the Act, in jointly filing this Schedule 13G, Danske Invest and Danske each do not admit that it is for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

CUSIP No. None	Page 8 of 9 Pages

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit A, pursuant to which such persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act. The Reporting Persons are of the view that they are not acting as a group for purposes of Section 13(d) under the Act.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. None	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2024

Danske Invest SICAV-SIF

By:	/s/ Robert Bruun Mikkelstrup	By:	/s/ Tina Hjorth Hetting
Name:	Robert Bruun Mikkelstrup	Name:	Tina Hjorth Hetting
Title:	Chief Executive Officer	Title:	Head of Fund Products

Danske Invest Management A/S

By:	/s/ Robert Bruun Mikkelstrup	By:	/s/ Tina Hjorth Hetting
Name:	Robert Bruun Mikkelstrup	Name:	Tina Hjorth Hetting
Title:	Chief Executive Officer	Title:	Head of Fund Products

Danske Bank A/S

By:	/s/ Casper Bruyant Bonde	By:	/s/ Mikael Kruchov Deigaard
Name:	Casper Bruyant Bonde	Name:	Mikael Kruchov Deigaard
Title:	Head of Illiquid Alternatives Asset Management	Title:	Head of Private Equity Asset Management